UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(Drawn up in summary form, as provided for under Paragraph 1 of Article 130 of Law No. 6,404/76 and Paragraph 1 of Article 19 of Oi S.A.’s By-laws)

1. Date, time and place: On April 30, 2020, at 11:00 a.m., at the headquarters of Oi S.A. – In Judicial Reorganization (the “Company”), at Rua do Lavradio, 71, downtown, in the City and State of Rio de Janeiro.

2. Agenda: To deliberate on the following items: At the Annual General Meeting: (i) To analyze the management accounts; examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2019; (ii) To deliberate on the allocation of results for the fiscal year ended December 31, 2019; (iii) To establish the annual global compensation for the Company’s management and members of the Company’s fiscal council; and (iv) To elect the members of the fiscal council and their respective alternates. At the Extraordinary General Meeting: (v) To approve the election to the Board of Directors, as a complement to the mandate, of the members occupying positions in the Board of Directors who were appointed pursuant to Article 150 of Law No. 6,404/76 in meetings of the Board of Directors held on March 4 and March 13, 2020; and (vi) To re-ratify the global compensation for management approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019.

3. Call Notice: The call notice was published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro), Section V, in the editions dated March 31, 2020, page 13; April 1, 2020, page 17; and April 2, 2020, page 95, and in the newspaper Valor Econômico – National Edition, in the editions dated March 31, 2020, page B7; April 1, 2020, page C5; and April 2, 2020, page B3, pursuant to the caption and Paragraph 1 of Article 124 of Law No. 6,404/76.

3.1. All documents and information related to the Agenda were made available to shareholders on March 31, 2020, pursuant to CVM Instruction No. 481/09 (“CVM Instruction 481”).

4. Attendance: In attendance at the meeting, either in-person at the Company’s headquarters or by exercising their right to attend remotely, as provided for under Article 121, sole paragraph, of Law No. 6,404/76 and CVM Instruction 481, shareholders representing 46.69% of the Company’s common shares and 26.89% of the Company’s preferred shares, for a total of 46.18% of the Company’s capital stock, as demonstrated by (i) the signatures in the “Shareholders’ Attendance Book” and (ii) the valid distance voting ballots, received through the B3 Central Depository, by the depository bank or directly by the Company, pursuant to CVM Instruction 481, in accordance with the voting maps disclosed by the Company on March 28 and March 29, 2020. Also present were Mr. Eleazar de Carvalho Filho, Chairman of the Company’s Board of Directors; Mr. Rodrigo Modesto de Abreu, Chief Executive Officer (via videoconference), Mrs. Camille Loyo Faria, Chief Financial Officer and Investor Relations Officer (via videoconference), Mr. Antonio Reinaldo Rabelo, Chief Legal Officer (via videoconference), Mr. José Cláudio Moreira Gonçalves, Executive Officer without specific designation (via videoconference), Mr. Bernardo Kos Winik, Executive Officer without specific designation (via videoconference), Mr. Arthur José Lavatori Correa, Legal Director of Corporate Law and Securities; and Ms. Daniela Maluf Pfeiffer, member of the fiscal council. Ms. Kamila de Vasconcelos Vieira and Messrs. Luiz Gustavo Pereira dos Santos and Esmir Oliveira were also present as representatives of BDO Auditores Independentes, with Messrs. Santos and Oliveira joining via videoconference.

5. Presiding Board: Upon verification of the legal quorum, and pursuant to Article 15 of the Company’s By-laws, the meeting was opened by Mr. Eleazar de Carvalho Filho, acting as Chairman of the meeting, who appointed Rafael Padilha Calábria as secretary.

6. Resolutions: Following the reading of the consolidated synthetic voting map, including the votes cast through the distance voting ballots, considering the most recent shareholdings included in the Company’s books, which were available for inspection by the attending shareholders, pursuant to Paragraph 4 of Article 21-W CVM Instruction 481, the secretary declared that preferred shares shall have the right to vote on matters that will be resolved at the meeting, pursuant to Paragraph 3 of Article 12 of the Company’s By-laws and Paragraph 1 of Article 111 of Law No. 6,404/76. The secretary further noted that, pursuant to Paragraph 1 of Article 19 of the By-laws, the minutes shall be drawn up in the form of a summary form of the facts, including dissents and protests, and shall contain only the transcription of the resolutions taken, observing the conditions indicated in items “a” and “b” of Paragraph 1 of Article 130 of Law No. 6,404/76. Those attending the meeting unanimously waived the reading of matters of the Agenda of this meeting and related documents.

At the Annual General Meeting:

6.1 Regarding item i of the Agenda, after discussion, the management accounts and Management Report, the Balance Sheet and the Financial Statements, accompanied by the Independent Auditors’ Report and the Fiscal Council Opinion for the fiscal year ended December 31, 2019 were approved, by majority, with 1,972,996,359 votes in favor, representing 99.98% of the valid votes, recorded 346,337 votes against and the abstention by holders of 775,213,143 shares.

6.2 Regarding item ii of the Agenda, after discussion, the inclusion in the financial statements for the fiscal year ended December 31, 2019 of a recording of the losses of the fiscal year ended December 31, 2019 in the Accumulated Losses line item, was approved by majority, with 1,985,638,631 votes in favor, representing more than 99.99% of the valid votes, recording 93,251 votes against and the abstention by holders of 762,823,957 shares.

6.3 Regarding item iii of the Agenda, after discussion, a majority vote approved, with 1,952,148,215 votes in favor, representing 97.77% of the valid votes, recording 44,437,392 votes against and the abstention by holders of 751,970,232 shares, the management’s proposal for the allocation of global compensation for management and the fiscal council for 2020, as follows: (iii.1) annual global compensation for the Company’s Board of Directors, in an aggregate amount of up to R$8,249,008.80 (eight million, two hundred and forty-nine thousand, eight reais, and eighty cents) considering only fees and the related social security charges; (iii.2) annual global compensation for the Company’s Board of Executive Officers in an aggregate amount of up to R$69,610,656.90 (sixty-nine million, six hundred and ten thousand, six hundred and fifty-six reais and ninety cents), distributed as follows (a) up to R$38,413,403.70 (thirty-eight million, four hundred and thirteen thousand, four hundred and three reais and seventy cents), as a recurring portion of the compensation package of the Board of Executive Officers, which includes the following components: fixed compensation, performance bonus, long-term incentives, executive retention, benefits and the related social security charges; and (b) up to R$31,197,253.20 (thirty-one million, one hundred and ninety-seven thousand, two hundred and fifty-three reais and twenty cents), as non-recurring payments in connection with severance payments and the related social security charges already disbursed as a result of the departure of the Chief Executive Officer; and (iii.3) annual global compensation for the fiscal council, in the minimum amount provided for under Paragraph 3 of Article 162 of Law No. 6,404/76.

6.4 Regarding item iv of the Agenda, a request was recorded at the outset for a separate election process for the election of the members of the fiscal council, pursuant to Paragraph 4, Article 161 of Law No. 6,404/76, for the holders of preferred shares in attendance at the meeting, as requested by the shareholder Mr. Victor Adler, who nominated Mr. Raphael Manhães Martins as candidate to be an effective member of the Company’s fiscal council; and Mr. Marco Antônio de Almeida Lima as his alternate (qualified below).

Upon submitting the matter to a vote, the election took place as a separate election process with 7,800,000 votes in favor by holders of preferred shares, electing the following effective member and respective alternate appointed by the shareholder Mr. Victor Adler to the Fiscal Council, with a term lasting until the Annual General Meeting to be held in 2021: Mr. Raphael Manhães Martins, Brazilian, single, lawyer, enrolled in the individual taxpayer’s registry (CPF/ME) under No. 096.952.607-56, holder of professional identity card No. 147.187, issued by the Brazilian Bar Association (OAB/RJ), with corporate address at Rua Araújo Porto Alegre, 32, suite 1102, City and State of Rio de Janeiro, as effective member, and Mr. Marco Antônio de Almeida Lima, Brazilian, single, lawyer, holder of profession identity card No. 209.969, issued by the Brazilian Bar Association (OAB/RJ) and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 142.509.197-06, with corporate address at Rua Araújo Porto Alegre, 32, suite 1102, City and State of Rio de Janeiro, as his alternate. Continuing with the election, a majority vote approved, with 1,730,541,003 votes in favor, representing 99.93% of the valid votes, recording 1,269,624 votes against and the abstention by holders of 1,016,745,212 shares, the election of the following effective and alternate members to the fiscal council, with term lasting until the Annual General Meeting to be held in 2021: (1) as an effective member, Mr. Pedro Wagner Pereira Coelho, Brazilian, married, business manager, bearer of the identity card (RG) No. 54.440.419-1, issued by the São Paulo State Public Security Office (“SSP/SP”), and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 258.318.957-34, with corporate address at Rua Professor Alexandre Correia, 219, apt 51, Vila Gertrudes, City and State of São Paulo, 05657-230, and as alternate, Ms. Patricia Valente Stierli, Brazilian, divorced, business manager, bearer of the identity card (RG) No. 4589089, issued by the SSP/SP, and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 010.551.368-78, with residential address at Rua Itacema, 246, apt. 32, Itaim, City and State of São Paulo, 04530-050; (2) as an effective member, Mr. Alvaro Bandeira, Brazilian, divorced, bearer of the identity card  (CNH) No. 0012211905, and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 266.839.707-34, with corporate office at Praia de Botafogo, 501, 6th floor, Pão de Açúcar Tower, City and State of Rio de Janeiro, 22250-040, and as alternate Mr. Wiliam da Cruz Leal, Brazilian, divorced, consultant, bearer of the identity card (RG) No. 13.184.281-7, and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 245.579.516-00, with corporate office at Estrada de Camorim, 205, Bloco 6, apt. 208, Jacarepaguá, City and State of Rio de Janeiro, (3) as an effective member, Ms. Daniela Maluf Pfeiffer, Brazilian, divorced, business manager, bearer of the identity card No. 08046911-7, issued by the Department of Traffic of the State of Rio de Janeiro (Detran/RJ), and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 018.613.777-03, with residential address at Av. Alda Garrido, 408, apto. 102, Barra da Tijuca, City and State of Rio de Janeiro, and as alternate, Mr. Luiz Fernando Nogueira, Brazilian, married, economist, bearer of identity cared (RG) No. 06.314.868-8, issued by the Felix Pacheco Institute in Rio de Janeiro (IFP/RJ), and enrolled in the individual taxpayer’s registry (CPF/ME) under No. 001.214.657-99, with corporate office at Av. Rio Branco, 181, suite 2503, downtown, City and State of Rio de Janeiro, 20040-007. It was declared that the members elected hereby do not to incur in the any legal impediments or restrictions for investiture in office.

In Extraordinary General Meeting:

6.5 Regarding item v of the Agenda, after discussion, by a majority vote, with 1,986,301,517 votes in favor, representing 99.94% of the valid votes, recording 1,266,591 votes against and the abstention by holders of 760,987,731 shares, ratified the election of Ms. Claudia Quintella Woods and Mr. Armando Lins Netto as members of the Board of Directors, appointed to the Board of Directors under the provisions of Article 150 of Law No. 6,404/76, as a result of the vacancy of those positions, in the meetings of the Board of Directors held on March 4 and March 13, 2020, respectively, to occupy the respective positions as a complement to the mandate set forth under item 6.1 of the minutes of the Company’s Extraordinary General Shareholders’ Meeting held on September 17, 2018.

6.6 As per item vi of the Agenda, after discussion, by a majority vote, with 1,979,893,269 votes in favor, representing 99.14% of the valid votes, recording 17,120,432 votes against and the abstention by holders of 751,542,138 shares, re-ratified the global compensation of the Company’s management and members of the Company’s Fiscal Council for the fiscal year ended December 31, 2019, approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019, of R$59,887,547.20 (fifty-nine million, eight hundred and eighty-seven thousand, five hundred and forty-seven reais and twenty cents ) to R$ 64,458,944.12 (sixty-four million, four hundred and fifty-eight thousand, nine hundred and forty-four reais and twelve cents).

7. Statements, Votes Against and Abstentions: Statements, votes against and abstentions were received and recorded in the minutes by the Presiding Board, and will remain filed with the Company.

Closing: With nothing further to address, the meeting was adjourned for the drawing up of these minutes. Once read, and the minutes were approved by shareholders representing the required quorum for approval of the above resolutions. Signatures: Eleazar de Carvalho Filho – Chairman of the Presiding Board; Rafael Padilha Calábria – Secretary of the Presiding Board; Shareholders: THE BANK OF NEW YORK ADR DEPARTMENT and BESTINVER SICAV - BESTINVERLATIN AMERICA (represented by Ms. Camila Mesquita). Shareholders exercising distance vote: VICTOR ADLER, HARPIA FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR, TROPICO VALUE FUNDO DE INVESTIMENTO DE AÇÕES, PHT FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR, AFONSO CAMPOS SILVA, MARLON VINICIUS CAVALCANTE DA SILVA, EZEQUIAS GONÇALVES BARRETO DE OLIVEIRA, ANDRE BERTINI DE ALMEIDA, GIOVANI BAIOCCO, BRATEL S.A.R.L., FELIPE SEABRA NOGUEIRA MARTINS, MARCUS NASCIMENTO SANTOS, ANDRE LUIS DE AZEVEDO MELO, CARLOS EDUARDO MULLER, BRUNO PALERMO MENDONÇA, LUIZ AUGUSTO PETRUS LEVY, NICOLAS AMORIM BATISTA, EDSON GONÇALVES SENA, ANDRÉ GUSTAVO SIMÕES ASSUMPÇÃO, FUNDAÇÃO ATLANTICO DE SEGURIDADE SOCIAL, TIAGO ELIAS DE OLIVEIRA, MIGUEL ANGELO BARBOSA SOARES, MOAT CAPITAL LONG BIAS FIM MASTER, MOAT CAPITAL EQUITY HEDGE MASTER FIM, MOAT CAPITAL FIA MASTER, BRUNO HEINE PEIXOTO, JOÃO ELOI DE MELO, GUILHERME HONORATO PINHEIRO, ARROWSTREET COLLECTIVE INVESTMENT TRUST, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET INTERNATIONAL EQUITY EAFE TRUST FUND, CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER, CIBC LATIN AMERICAN FUND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TIL, FORD MOTOR CO DEFINED BENEF MASTER TRUST, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, GMAM INVESTMENT FUNDS TRUST, GOLDENTREE ASSET MANAGEMENT LUX S.A.R.L., INVESCO STRATEGIC EMERGING MARKETS ETF, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LVS II LLC, LVS III LP, MISSOURI EDUCATION PENSION TRUST, PIMCO GLOBAL CREDIT OPPORTUNITY MASTER FUND LDC, PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD., RAYTHEON COMPANY MASTER TRUST, SPDR SP EMERGING MARKETS SMALL CAP ETF, TAVOLA ABSOLUTO FIM, TAVOLA ABSOLUTO MASTER FIA, TAVOLA ABSOLUTO MASTER FUNDO DE INVESTIMENTO MULTI, TAVOLA LONG SHORT FIM, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTE, WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BEM, WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTF

I hereby certify that this is the exact copy of the original version taken from the appropriate book of records.

Rio de Janeiro, April 30, 2020.

RAFAEL PADILHA CALÁBRIA

Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer